July 23, 2014

VIA EDGAR AS A "CORRESPONDENCE"

William Thompson Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Great Plains Energy Incorporated
Form 10-K for Fiscal Year ended December 31, 2013, filed February 26, 2014 (the "2013 10-K")
File No. 001-32206

Dear Mr. Thompson:

Great Plains Energy Incorporated ("Great Plains Energy" or the "Company") is submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated July 9, 2014 (the "Comment Letter"), with respect to the filing referenced above.

The Company has responded to the Staff's comments. The Company's response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the referenced filings.

All page number references in the Company's responses correspond to the page numbers included in the referenced filing.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Projected Utility Capital Expenditures, page 42

1.
We note your quantitative disclosure in tabular form of your projected capital expenditures through 2018. In future filings please provide investors with a detailed analysis of your planned capital expenditures, including a qualitative discussion of any anticipated projects and their impacts on your cash flow and

Securities and Exchange Commission

liquidity. If this information is included elsewhere in your Form-10-K, please include a cross reference to such sections. Please tell us what this disclosure will look like.

Response:
In future filings we will include the following qualitative discussion regarding projected capital expenditures:
Utility capital expenditures represent a significant portion of Great Plains Energy's capital requirements. Utility capital expenditures projected for the next five years include improvements to generating, distribution and transmission facilities and expenditures for environmental projects at coal-fired power plants to be able to continue to provide reliable electric service. Great Plains Energy intends to meet these capital requirements with a combination of internally generated funds and proceeds from short-term and long-term debt.
Note 11. Long-Term Debt, page 88

EIRR Bond Remarketing, page 89

2.
Please tell us whether you accounted for the April 2013 remarketing of the EIRR bonds as an extinguishment or as a modification and the facts and circumstances supporting your accounting treatment. Also, please provide us with your analysis of the determination of whether or not the third party intermediary was acting as an agent or a principal in the transactions. Refer to guidance in ASC 470-50-40 and ASC 470-50-55-4 through 7.

Response:

The April 2013 remarketing of the EIRR bonds was accounted for as an extinguishment. The remarketing consisted of three parts: (1) the mandatory tender for purchase of the bonds by the bondholders as of the remarketing date ("Old Bondholders") at a purchase price equal to 100% of the principal amount (2) the purchase of the bonds from the Old Bondholders and (3) the remarketing and issuance of the bonds to a new pool of creditors ("New Bondholders") at a price equal to 100% of the principal amount.

Securities and Exchange Commission

ASC 470-50-40-1 states, "As indicated in paragraph 470-50-15-4, the general guidance for the extinguishment of liabilities is contained in Subtopic 405-20 and defines transactions that the debtor shall recognize as an extinguishment of a liability". Per ASC 405-20-40-1:

"A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes the following:

1.	Delivery of cash

2.	Delivery of other financial assets

3.	Delivery of goods or services

4.	Reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds.

b.
The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. For purposes of applying this Subtopic, a sale and related assumption effectively accomplish a legal release if nonrecourse debt (such as certain mortgage loans) is assumed by a third party in conjunction with the sale of an asset that serves as sole collateral for that debt."

In accordance with the above guidance, the purchase of the bonds from the Old Bondholders meets the qualifications of an extinguishment as it represents the delivery of cash and the relief of KCP&L's obligation to the Old Bondholders.

The guidance regarding modifications in ASC 470-50-40-6 through 12 as well as ASC 470-55-4 and 5 would not be applicable as the bonds were purchased from the Old Bondholders and issued to a new pool of creditors in an arm's length market offering.

As a regulated electric utility in accordance with ASC 980-470-40-1 through 3, KCP&L deferred the difference between the net carrying amount of the extinguished debt and the reacquisition price, which was due to the unamortized balance of related debt issuance costs, to be amortized over a future period.

Securities and Exchange Commission

The third party intermediaries that facilitated the remarketing were a group of investment banks ("Remarketing Agents"). In accordance with the guidance in ASC 470-50-55-7, KCP&L performed a principal/agent analysis and determined that the third party intermediaries were agents that acted on behalf of KCP&L. This determination was based on the following facts and circumstances:

•	The role of the Remarketing Agents was restricted to the purchase and remarketing of the EIRR bonds.

•
The Remarketing Agents were subject to minimal risk of loss on the purchase and remarketing of EIRR bonds as the Remarketing Agents obtained commitments from investors to purchase 100% of the remarketed EIRR bonds prior to entering into a remarketing agreement with KCP&L. In addition, the Remarketing Agents did not hold the EIRR bonds as the purchase and issuance occurred instantaneously.

•	KCP&L indemnified the Remarketing Agents against certain liabilities under the federal securities laws.

•	The Remarketing Agents were engaged by KCP&L to facilitate the remarketing transaction, and could not independently initiate the transaction without KCP&L's direction.

•	The Remarketing Agents were paid a pre-established fee, plus reasonable out-of-pocket expenses.

*    *    *    *    *

Securities and Exchange Commission

The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (816) 556-2506 if you have any questions or need any additional information.

Very truly yours,
/s/ Lori A. Wright

Vice President - Business Planning and Controller
Great Plains Energy Incorporated

cc:	Terry Bassham
Chairman of the Board, President and Chief Executive Officer
Great Plains Energy Incorporated

James C. Shay
Senior Vice President - Finance, Treasurer and Chief Financial Officer
Great Plains Energy Incorporated